Exhibit 23.2

           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-3, filed on or about February 10, 2006 and related Prospectus of Carrington Laboratories, Inc. for the registration of 5,400,000 shares of its common stock and to the incorporation by reference therein of our report dated February 28, 2003, with respect to the December 31, 2002 consolidated statement of operations and the related consolidated statements of shareholders' equity and cash flows for the year then ended, and the schedule for the period ended December 31, 2002 of Carrington Laboratories, Inc. and subsidiaries included in their Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

 /s/ Ernst & Young LLP
 Dallas, Texas
 February 8, 2006